Exhibit 99.1

CNinsure Announces Agreement to Settle Securities Class Action

GUANGZHOU, China, April 8, 2014 -- CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that the United States District Court for the Southern District of New York (the “Court”) has preliminarily approved the proposed agreement to settle a class action lawsuit against the Company that was initially filed on October 17, 2011 and later consolidated on August 13, 2012. The claim against several officers of the Company was previously dismissed on June 24, 2013.

Under the terms of the proposed agreement, which is subject to final approval by the Court and class notice administration, the Company has agreed to pay $6.625 million to the settlement fund to resolve all claims asserted on behalf of purchasers of its American depository shares during the period from March 2, 2010 through and including November 21, 2011. The payments will be covered by the Company’s director and officer liability and company reimbursement insurance.

The proposed settlement agreement contains no admission of liability, fault or wrongdoing by the Company. The Company denies any and all of the allegations made against it by the class in the litigation and has agreed to settle this matter solely to eliminate the uncertainties, risks, costs and burdens of further protracted proceedings. The settlement agreement should not be construed as an admission by the Company or any of its directors or officers with respect to any claim of fault, liability, wrongdoing or damage.

“We believe the settlement is in the best interest of the Company and our shareholders as it avoids unnecessary expenses and distractions from a time-consuming litigation process,” said Mr. Chunlin Wang, CNinsure’s chief executive officer. “We are pleased to put this matter behind us so that we can focus on the development of our business going forward.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2731
Email: qiusr@cninsure.net